UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-05920

Deutsche Bank Trust Corporation

(Exact name of registrant as specified in its charter)

60 Wall Street, New York, New York 10005, 212-250-2500, Attention: Office of the Secretary

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7 1⁄2% Subordinated Notes due November 15, 2015

(note: these securities matured and were the registrant’s last outstanding SEC-registered issuance)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Deutsche Bank Trust Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 12, 2016

By:	/s/ Joseph Rice	By:	/s/ Joseph C. Kopec
	Joseph Rice		Joseph C. Kopec
	Authorized Person		Authorized Person